UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
WeLivv, Inc. (dba Moro, dba Applaudable)

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       April 15, 2016

Physical address of issuer
228 Park Avenue S PMB 44415, New York, NY 10003-1502

Website of issuer
http://www.moro.com
http://www.applaudable.com

Current number of full-time employees
2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$157,619	$392,143
Cash & Cash Equivalents	$123,367	$392,143
Accounts Receivable	$26,310	$0
Short-term Debt	$1,946,387	$1,034,973
Long-term Debt	$2,277,103	$1,468,997
Revenues/Sales	$688,524	$223,252
Cost of Revenues	$617,929	$271,032
Taxes Paid	($172)	($2,033)
Net Income	($1,897,792)	($872,235)


October 4, 2022

FORM C-AR

WeLivv, Inc.
(dba Moro, dba Applaudable)


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR") is being furnished by WeLivv, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.moro.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is October 4, 2022. The Company is required to file this Form C-AR because it closed a Regulation CF offering on or about December 31, 2019. This Form C-AR is for the fiscal year beginning on January 1, 2021 and ending December 31, 2021, and all information contained herein is only as of December 31, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of December 31, 2021, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibit hereto.

WeLivv, Inc. is a Delaware corporation, incorporated on April 15, 2016.

The Company's mailing address is 228 Park Ave S PMB 44415, New York, NY 10003-1502.

The Company's website is http://www.moro.com and http://www.applaudable.com.

The Company currently conducts business only in the United States, but its employees and contractors work virtually from North America and Europe.

The Business

WeLivv, Inc. was incorporated as a C-corporation in Delaware on April 15, 2016 by Andrew Christodoulides, the company's founder and current Chief Executive Officer.

Since its founding, the company has been headquartered in New York, New York. Today, the Although many of its employees and contractors work virtually and are located around the world, the company maintained an office in New York through May 2020. As a result of the COVID-19 pandemic, the company vacated its office in May 2020 and currently conducts all business virtually. As of December 31 2021, the company has approximately 35 contractors and employees, of which two (Andrew Christodoulides and Claude Zoghzoghi) are considered full-time employees.

From its incorporation through August 2020, the company did business as "WeLivv" and through its website: www.welivv.com, which initially went live in early 2017. In August 2020, the company filed a certificate of assumed name with the State of New York to begin operating as "Moro," which is the name it is currently operating under. It correspondingly replaced its website URL with its current website URL: www.moro.com (hereinafter, the "platform").

In June 2020, the company began development on a second social media platform that it subsequently named "Appalaudable," Applaudable conducts business through the website URL: www.applaudable.com. Although Applaudable is expected to drive some incremental visitors and sales to Moro.com, the two sites are not dependent on each other and Applaudable.com's primary goal is to generate revenue independently from Moro.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Unique to Our Business & Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated in April 2016 and accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new, small, and growing enterprises. The likelihood of our growth into a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with small businesses, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. In order to succeed, our company will need to attract additional capital and additional personnel, and there can be no assurances that our company will be able to attract the needed capital and personnel.

We have a history of operating losses and there can be no assurance that we can achieve or maintain profitability.

We have experienced net losses since inception. There can be no assurance that we will achieve or maintain profitability. If we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Failure to become and remain profitable would impair our ability to sustain operations and adversely affect the price of our common stock, once trading, and our ability to raise capital. Our operating expenses may increase as we spend resources on growing our business, and if our revenue does not correspondingly increase, our operating results and financial condition will suffer. You must consider our business and prospects in light of the risks and difficulties we will encounter as business with an early-stage technology in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, operating results and financial condition.

The COVID-19 pandemic may have an adverse impact on our business.

The COVID-19 pandemic has negatively impacted the U.S. economy, disrupted supply chains, lowered equity market valuations, created significant volatility and disruption in financial markets, increased unemployment levels and decreased consumer confidence generally. In addition, the pandemic has resulted in temporary closures of many businesses and the enforcement of social distancing in many states and communities.

The extent of the impact of the COVID-19 pandemic on our business, operations, and prospects will depend on several evolving factors, including:

▪ The duration, extent, and severity of the pandemic. COVID-19 has not been contained and could affect significantly more households and businesses. The duration and severity of the pandemic continue to be impossible to predict.

▪ The response of governmental and nongovernmental authorities. Many of the actions taken by authorities have been directed at curtailing personal and business activity to contain COVID-19 while simultaneously deploying fiscal-and monetary-policy measures to assist in mitigating the adverse effects on individuals and businesses. These actions are consistent across jurisdictions but, in general, have been rapidly evolving in scope and intensity.

▪ The effect on our targeted markets. COVID-19 and its associated consequences and uncertainties may affect individuals, households, and businesses differently and unevenly. In the near term if not longer, we generally expect that our targeted market may be adversely impacted. We also cannot predict if the impact will be short-lived or long-lasting.

The duration of these business interruptions and related impacts on our proposed business and operations, which will depend on future developments, are highly uncertain and cannot be reasonably estimated at this time. Even after COVID-19 has subsided, we may continue to experience materially adverse impacts to our business as a result of the virus's global economic impact, including the availability of credit, adverse impacts on our liquidity and any recession that has occurred or may occur in the future.

The forecasts of market growth included in this offering circular may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts contained in this offering circular, some of which reflect pre-COVID-19 data, may prove to be inaccurate. Even if these markets experience the forecasted growth described in this offering circular, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties, including our ability to raise sufficient capital. Accordingly, the forecasts of market growth included in this offering circular should not be taken as indicative of our future growth.

Our future profitability is uncertain.

We have incurred losses since the beginning of our operations and we will continue to have losses in the future as we incur additional expenses to execute our business plan, fuel our potential growth and conduct further research and development. We expect to make significant expenditures to commercialize our product and further develop our business. We will have to begin to generate, sustain and increase revenues to achieve or maintain profitability. We may not generate sufficient revenues to achieve or maintain profitability in the future. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee.

We will need additional financing to execute our business plan which we may not be able to secure on acceptable terms, or at all.

We currently rely on external financing to fund our operations. We expect capital outlays and operating expenditures to increase over the next few years as we expand our infrastructure, operations, development activities and customer base.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products or services;
- Sales and marketing efforts to bring our products to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional securities, such securities may provide for rights, preferences or privileges senior to the equity securities issued in this Offering. In addition, the terms of any securities that we might issue, particularly debt securities, could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our development and commercialization activities. Under these circumstances, if our company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

In order for us to compete and grow, we must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the sales and licensing of our product. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in our development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our future consultants may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our success depends on the services of our founder and Chief Executive Officer, the loss of whom could disrupt our busines; although we rely on this individual, we do not have key man life insurance.

We depend to a large extent on the services of our founder and Chief Executive Officer, Andrew Christodoulides. Given his knowledge and experience, he is important to our future prospects and development as we rely on his expertise in developing our business strategies and maintaining our operations. Because we are a young company dependent on the vision of our founder, it will be critical to our prospects and successful development that he remains with us to help establish, develop and grow our business. The loss of the service of Mr. Christodoulides and the failure to find timely replacements with comparable experience and expertise could disrupt and adversely affect our business. Additionally, we have not purchased an insurance policy with respect to Mr. Christodoulides in the event of his death or disability. Therefore, if Mr. Christodoulides dies or becomes disabled, we will not receive any compensation to assist us with his absence.

Our internal control over financial reporting may be ineffective.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We may also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We will be subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Industry consolidation may result in increased competition.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality.

Successful development of our products is uncertain.

Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

- delays in product development, testing, or manufacturing;

- unplanned expenditures in product development, testing, or manufacturing;

- failure to receive regulatory approvals;

- inability to create on our own, or through any others, product candidates on a commercial scale;

- failure to achieve market acceptance; and

- emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

We rely on other companies to provide components and services for our products.

We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate the creation of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data are critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We operate in a highly competitive industry.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. While our product quality, performance, value and packaging are important differentiating factors, our competitors have significant advantages that may make impact our business model and growth.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business & Outlook

Moro

Moro is a web platform that sells home furnishings. Currently, the company generates all its revenues from purchases that take place on the platform. Unlike search engines like Google and e-retailers like Y-Lighting and Wayfair where products are generally presented as free-floating search results, Moro seeks to contextualize each item by presenting it within a physical context. For example, if a customer is searching for a lighting fixture, Moro aims to present the fixture results not as a series of photographs of the fixture itself floating against a white background, but rather incorporated in a well-designed home setting.

In order to secure the photographs of furnishings in an actual home setting, Moro invites home professionals, such as interior designers and architects (hereinafter, "professional users"), to build a profile on the platform, where they can share information and upload photos of their work, which then become publicly available to share with their colleagues, potential clients, media, and others.

Once uploaded, and pursuant to the company's Website Terms & Conditions which must be agreed upon by each user who creates a profile on the platform, Moro receives a non-exclusive, irrevocable, perpetual, and royalty-free license to use each professional user's uploaded content, including photographs, as part of its e-commerce platform. Using a combination of proprietary and third-party tools, as well as some manual input from the professional user who uploaded the photograph, Moro then tags certain furnishings in each photo, which allows Moro to associate a brand and item number to each tagged furnishing. Moro estimates that as of December 31, 2021, it has access to approximately 6,000,000 photographs from more than 24,000 professional users who have registered with the site. Currently, approximately 120,000 products within these photographs are tagged on its platform.

Based on the tagged items, Moro then seeks to enter into a vendor wholesale agreement with each brand that was identified as part of the tagging process. Pursuant to such agreements, Moro receives wholesale pricing from the brand's manufacturer or distributor (hereinafter, "vendor brand") on each item it sells on the platform, as well as detailed information from the vendor-brand's product catalogue about each item. Moro uses that information to augment its tagging. As of year-end 2021, the company has a vendor wholesale relationship with approximately 450 home furnishing brands.

Customers can make purchases through Moro.com or over the phone with a Moro representative. Moro utilizes a "drop ship" model whereby it never receives or holds any goods. Instead, once an order is placed on the platform, the company generates a purchase order using a combination of system-automated and manual processing. It submits the purchase order to the appropriate vendor-brand, which then ships the order directly to the customer. Once a purchase order is processed by the respective vendor-brand, the company receives an invoice from the vendor-brand for the wholesale price, as well as a shipping confirmation and an estimate of shipping times. The company then updates the order with that information and finally charges the customer for the product and shipping cost.

Except for issues related to vendor-brand warranties, the company manages all customer interaction, including customer service, shipping, and refund or exchange requests for retuned, damaged, or loss products.

In order to incentivize professional users to refer others to the platform, the company created an affiliate program called InShop. Moro provides professional users individual discounts of up to 25% on products on the site. Through the InShop program, professional users can pass a portion of that discount to any other individual, most typically their clients. These professional users, called InShop Affiliate Users, receive as a commission from Moro consisting of the difference between their account discount and the portion of that discount that is used by the purchaser. For example, on a sample purchase of a $10,000 item, an InShop Affiliate User may be entitled to a trade discount of 20%. The InShop Affiliate user can either keep the entire $2,000 discount or pass a portion of it to a third-party, most typically a client. This is managed by our platform, which enables the InShop Affiliate user to dictate what amount of their trade discount is visible to their client. Whatever amount of the discount remains accrues to the InShop Affiliate user. InShop has been developed, but is currently operating in beta mode, which means that it is functional but significant improvements to both functionality and design are expected. As of December 31, 2021, the program has been introduced to approximately 200 professional users for testing and feedback and we have achieved an enrollment rate of 90%.

Although the general platform is live and fully operational, the company estimates that as of year-end 2021 only 15% of the approximately 120,000 products it has available to sell through the approximately 450 brands Moro has contractual vendor relationships with, can be currently purchased through the platform. The primary reason for this is that aggregating the required home furnishing data and then structuring it to fit the platform, which is necessary for customers to find and purchase products on the marketplace, is highly complex and time consuming. The company is addressing this challenge, with the goal of growing from 15% of products to 100% toward the end of 2022, by developing software and systems, as well as growing its team of expert contractors. With these newly developed and tested resources, the company hopes to have approximately 120,000 products, or approximately 2 million SKUs, available for purchase on the platform on or about the end of 2022. Thereafter, the company plans to grow the number of products available for sale on its site at a rate of up to 18,000 per month for the following 24 months. Moro has paused the development of its object detection and tagging systems. This initiative will be integrated with the company's broader development of Applaudable, which will ultimately include this functionality so as to allow for the searching and shopping of featured images, including but not limited to interior design photos.

Applaudable

Applaudable is an independent social media platform focused on facilitating awareness, recognition, and sharing of the great experiences that give life meaning. Like Instagram, experiences will be primarily distributed through a content feed. However, rather than toxic, superficial posts, which offer little value beyond how the photo or user looks, Applaudable posts will recognize experiences users love or appreciate – people, objects, places, activities, or anything else. They will also include details that enable users to shop the photo or emulate the experience. Further, embedded data within each post will enable our "Social Search" functionality, allowing users to search based on the authentic experiences of other users with similar tastes and interests. Although there is not a direct user-facing relationship between Moro.com and Applaudable.com, both platforms harness our proprietary technology that allows users to shop items directly from photographs.

As of the fourth quarter of 2021, users are able to register for an Applaudable.com account. Though we have made significant progress in designing the site, we have not yet begun its development. As of year-end 2021, we began the process of selecting a vendor to assist with the software development, with the expectation that work will commence in or around the second quarter of 2022. The current functionality allows users to reserve their username through a basic registration; the remainder of the platform has been fully designed, but only deployed for username reservation purposes to date. Our engineers are in the process of developing the next phase of functionality which will allow for the full account creation and experience sharing of users. This is expected to be live on a web platform by the second quarter of 2022, and live on mobile platforms by the end of 2022.

The Company's Products and/or Services

Product / Service	Description	Current Market
Moro.com	E-commerce platform that sells home furnishings.	The Company currently provides its products and services direct-to-consumer. The Company also targets home design professionals, with whom it seeks to enter into affiliate relationships with.
Applaudable.com	An independent social media platform developed by the company that will allow users to share positive personal experiences that they believe have the potential to inspire and inform improvements in the lives of others.	Applaudable is neither fully operational nor generating any revenue for the company.

Competition

With respect to Moro.com, the company directly competes with numerous companies across several key channels: physical retail, manufacturers directly, and e-commerce. Given the breadth of potential competitors, we generally consider only those companies that sell the same products as Moro as direct competitors. The following is a breakdown of our director competitors by channel:

- Physical Retail: This channel is primarily made up of many small multi-brand retailers, as well as branded manufacturer-retail shops. This channel has been losing market share for years, and this was accelerated by COVID.
- Manufacturers: Based on our experience, approximately 20% of manufacturers sell directly. Their prices typically conform to their standard MSRP policies so that they do not undermine Moro or the rest of their retail or e-commerce partners.
- E-Commerce: We consider the following companies to be our principal competitors based on the type and breadth of products each offers through its e-commerce platform: Houzz, 1st Dibs, YDesign Group, DWR, and Wayfair. Pricing is generally the same across all competitors, as manufacturers typically set a fixed wholesale price. The differentiating factors are generally the breadth of the product offering, the trust of the e-commerce brand largely based on name recognition, and the user experience.

As most e-commerce home furnishing platforms like Moro generally receive the same wholesale price from the manufacturer or distributor, the main point of differentiation between us and competitors relates to user experience.

We believe most of our competitors share the same core shortcoming in how they display results to users, which makes it more difficult for consumers to discover, select, and ultimately purchase home furnishings.

For example, search engines such as Google and ecommerce retailers such as Amazon, YLighting and Wayfair have the ability to return a significant number of results, but the results are generally displayed as free-floating product images or incorporated into staged home setting environments in photographs provided by product manufacturers, rather than through curated user-generated photos of home settings, as Moro.com does. We believe seeing the product in authentic context is critical to how consumers evaluate the style and caliber of an individual item.

The challenge is compounded by consumers' limited name recognition of leading brands in the lighting and home furnishings categories. These categories lack the level of brand awareness enjoyed by leading brands in other high-end product markets; in other words, we believe there is generally no equivalent of an Apple, Nike or Prada in home goods. Consumers consequently have a limited ability to use brands as a proxy for quality or desirability. Providing the context in our product photographs of high-end homes, provides important cues about the caliber of the home furnishings consumers view, which are absent in the undifferentiated set of free-floating images against a white background that many of our competitors present.

Conversely, online communities like Pinterest and Houzz provide abundant context, including photographs of furnishings in home settings, but the user experience is poor because users find it difficult to complete a purchase directly on the site. Many consumers who attempt to purchase items through those platforms regularly encounter issues such as broken, inaccurate, or non-existent links. We believe this is the result of those platforms' inability to date to tag each furnishing accurately in each photograph that is displayed on its platform.

We believe Moro is unique in providing both essential elements for transacting with confidence: the context of seeing product images in actual homes that provides critical decision support and a "shoppable" experience that allows consumers to instantly purchase the products they see in those images with accurate links to products from approximately 450 home furnishing brands. In short, Moro fundamentally improves the online shopping experience.

With respect to Applaudable, the competitive environment is primarily large and established social media like Instagram and Facebook, and to a lesser extent, more specialized social media platforms like Clubhouse. While the established social media platforms have achieved enormous scale, we believe that they suffer from two principal shortcomings which Applaudable seeks to address. First, user posts are frequently of a superficial, "living my best life" nature, which has been repeatedly cited as creating a toxic environment for users who consume those posts. We believe Applaudable's ethos of focusing on sharing the experiences that give life meaning, will create a far more affirming, beneficial user experience. Second, user posts on established social media platforms lack utility. In general, posts lack the information required for user's to easily purchase the goods or services depicted in posts. Applaudable will seek to provide embedded data in user posts that permit other users to emulate the experiences they see shared, by purchasing them directly from the post, and doing so while remaining on the Applaudable platform.

Customer Base

Our customer base is comprised of a diverse set of consumers who are primarily looking to purchase home furnishings and home design professionals, such as interior designers, who are primarily interested in sharing their work.

Critical Customers, Vendors & Supply Chain

Although we rely on a number of suppliers and vendors, no one supplier or vendor is critical to the success of our business model. Additionally, our customer base consists of a large number of diverse individuals, so we are not dependent on any key customer. However, like many other companies, we are generally dependent on a robust global supply chain and we have, and continue to expect to be, affected by manufacturing and shipping delays related to the COVID-19 pandemic. Because we are an e-commerce platform, we are particularly susceptible to delays and higher costs due to shipping, over which we have limited to no control.

Intellectual Property

Andrew Christodoulides has applied for a registered trademark for "Moro" with the U.S. Patent & Trademark Office ("USPTO"), but the application is still pending. The Company has not yet applied for trademark status for "Applaudable."

We rely on confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Governmental/Regulatory Approval and Compliance

Our business is not currently subject to any licensing requirements in any jurisdiction in which we operate. This does not mean that licensing requirements may not be introduced in one or more jurisdiction in which we operate, and such requirements could be burdensome and/or expensive or even impose requirements that we are unable to meet.

We are subject to a number of U.S. federal and state laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

Litigation

From time to time, the company may be involved in a variety of legal matters that arise in the normal course of business. The company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Andrew Christodoulides	CEO, Director Start Date: April 2016 to current	As CEO, primarily responsible for managing the operations, business development, and finances of the Company. Andrew founded Moro after building home decor ecommerce firm Original Pad to $4 million in annual revenue, during which he concluded that a new platform, which ultimately became Moro, could radically improve the online home goods shopping experience. Andrew previously founded call center outsourcing firm Acena with $500 of seed capital and sold it for over $1 million to industry leader Map Communications.
Laurence Levi	Chief Strategy Officer, Director Start Date: November 2020	Laurence serves as Moro's Executive Chairman, with responsibility for corporate strategy and capital markets. Laurence was previously the Chief Strategy Officer of global cannabis firm Flowr Corp. (*TSXV: FLWR*). He is the founder of consumer private equity firm VO2 Partners, and was formerly a transactional attorney with Latham & Watkins.
Claude Zoghzoghi	Director of Operations Start Date: March 2021	Claude leads Moro's operations and analytics teams. Claude previously worked with early-stage companies FixFake and Mosaic Foods, and holds a Masters in Business Analytics from Columbia University.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 2 full-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Company has authorized 15,000,000 shares of stock, consisting of 5,000,000 shares of preferred and 10,000,000 shares of common. The shares of common stock include 6,318,474 shares of issued and outstanding Class A Voting common stock, 1,454,298 reserved shares of Class B Non-Voting coming stock, and 552,480 reserved shares of Class A Voting common stock for issuance as part of its Employee Incentive Plan.

The Company has issued the following outstanding Securities:

Type of security	Class A Voting Common Stock (Restricted)
Amount outstanding/Face Value	5,262,918
Voting Rights	One vote per share of Common Stock
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd SAFE issued pursuant to Regulation CF	N/A

Type of security	Convertible Note
Amount outstanding/Face Value	$912,500
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd SAFE issued pursuant to Regulation CF	If the Convertible Note converts into equity securities subsequent to the conversion of the Crowd SAFE into equity securities, the equity ownership percentage of the Crowd SAFE investors may be diluted.

Type of security	Crowd SAFE
Amount outstanding/Face Value	$1,083,447
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd SAFE issued pursuant to Regulation CF	N/A

Type of security	Incentive Stock Options
Amount outstanding/Face Value	5,263
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Crowd SAFE issued pursuant to Regulation CF	N/A

Ownership

A controlling majority of the Company is owned by Andrew Christodoulides.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount their percentage ownership.

Name	Number and type/class of security held	Percentage ownership (on a fully diluted basis, including shares reserved for issuance as part of the Company's Employee Incentive Plan)
Andrew Christodoulides	4,875,000	~92%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return (2021) Information

Total Income	Taxable Income	Total Tax
$70,752	($1,254,524)	0

OPERATIONS

The company generates revenue from purchases on Moro.com based on the spread between the wholesale price it pays for items from vendor-brands, and the retail price at which it sells those items to consumers. Due to its vendor agreements with vendor-brands, Moro is treated as a retailer, which entitles it to wholesale pricing that is typically 40% to 60% less than retail or MSRP pricing. When a customer places an order on the platform, the company collects the full retail price from the customer. It then remits the wholesale price to the vendor-brand. The difference between the two constitutes the company's gross profit.

Applaudable is neither fully operational nor generating any revenue for the company. If and when the platform is fully launched, the company anticipates that it will generate revenues by keeping a share of all purchases made on its platform. Purchases on Applaudable will be made possible through two separate business models: Affiliate E-Commerce and Owned E-Commerce. Moro is the company's first owned e-commerce marketplace and covers the home furnishings category, and the company plans to launch additional e-commerce marketplaces in new verticals. In cases where the company operates its own e-commerce marketplaces through which purchases on Applaudable will be fulfilled, the margins can be approximately 300% greater than purchases made for products being fulfilled through its affiliate e-commerce model. For all products and categories where the company will not operate its own e-commerce marketplaces, products will be fulfilled by 3rd party affiliates. To Applaudable's users, this will be indistinguishable; however, the margins on purchases for such items will be in the 10-20% range compared to up to 50% on purchases for products fulfilled by the company's own e-commerce marketplaces. While the latter results in smaller gross margins of approximately 10% to 20%, there are fewer operating costs for the company and a significantly larger addressable market.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of December 31, 2021, the Company had an aggregate of $123,367 in cash and cash equivalents.

Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents in the amount of $123,367. Total liabilities were $4,223,490, of which $566,266 consisted of operating liabilities. The remaining liabilities consisted of related party loans of $136,477; Paycheck Protection and EIDL loans of $623,629, $912,500 of outstanding convertible notes, approximately $317,147 of accrued interest, and approximately $1,692,471 of future equity obligations. Our average monthly burn rate (i.e., the rate at which we are losing money) was approximately $61,000.

Historically, we have funded our burn rate through the private placements of debt and equity securities and cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for product development, operating activities, and other working capital needs. We intend to fund our operations through increased revenue from operations in the coming periods, as well as from capital raised through our Regulation A offering. We began to accept subscriptions to our Series A, through our Regulation A offering, on or about October 25, 2021. As of December 31, 2021, we had yet to conduct a closing or otherwise receive any amount from our Series A. We expect to begin a series of closings in the first quarter of 2022, continuing through the end of the year.

Capital Expenditures and Other Obligations

Other than continued investment in product development, the Company does not intend to make any material capital expenditures in the near future.

Valuation

As of December 31, 2021, the Company has not been ascribed a third-party valuation.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

Due to global supply chain issues, increased shipping costs, and associated delays related to the COVID-19 pandemic, we expect that we will continue to find it difficult to meet user demand and expectations in the short-term. Although it is our belief that these issues will dissipate over time, we may find it necessary in the interim to reduce our efforts to generate new Moro customer to focus on providing our existing customers with a strong customer experience, which may result in revenue falling below our initial projections during this period.

Additionally, our ability to execute our business plan depends on our ability to raise capital through our Series A offering via Regulation A. Delays in commencing that offering have constrained our ability to dedicate the resources we would like to developing Applaudable.com, and marketing and sales efforts to attract new users and vendor brands. Until we can secure the required capital, these factors will likely restrict our revenue and profitability.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with Related Persons:

On December 20, 2020, the company sold 235,000 shares of Class A Voting common stock to Mr. Levi at $.0010 per share, which the board of directors considered to be fair market value of the shares as of the date of the sale.

On March 29, 2021, the company issued options to acquire 5,263 shares of Class A Voting common stock to Claude Zoghzoghi, with an exercise price set at the fair market value of the shares as of the date of the grant.

In August of 2021, Claudine Morgan, the wife of the company's CEO, issued a demand note to the company in the amount of $80,000, which accrues interest at a rate of 2.75% per annum. The loan was approved by the company's board of directors in order to help the company fund operations as it raises additional capital through its Series A.

The company has received advances from its CEO, founder, and majority stockholder, Andrew Christodoulides, since inception. As of December 31, 2021, the balance of the advances owed to the founder was $59,869. These advances have no interest rate or specified maturity date.

Conflicts of Interest

None

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

This Form C-AR and Form C-AR for the 2020 fiscal year were filed after the date required by the applicable rules. Otherwise, the Company believes it has complied with the ongoing reporting requirements of Regulation CF section 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Andrew Christodoulides
(Signature)

Andrew Christodoulides
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Andrew Christodoulides
(Signature)

Andrew Christodoulides
(Name)

CEO & Director
(Title)

October 4, 2022
(Date)

/s/Laurence Levi
(Signature)

Laurence Levi
(Name)

Director
(Title)

October 4, 2022
(Date)

EXHIBIT A
Financials

I, Andrew Christodoulides, the CEO of WeLivv, Inc., hereby certify that the financial statements of WeLivv, Inc. for the period ending December 31, 2021 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of October 4, 2022.

/s/ Andrew Christodoulides
Chief Executive Officer

WELIVV, INC., dba Moro

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

WELIVV, INC.

DECEMBER 31, 2021 AND 2020

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Stockholders' of
WeLivv, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of WeLivv, Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements presents fairly, in all material respects, the financial position of WeLivv, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of WeLivv, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The accompanying balance sheet of WeLivv, Inc. as of December 31, 2020, and the related statements of operations and cash flows for the year then ended were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them. They were audited by other auditors whose report dated August 10, 2021, expressed an unmodified opinion on those statements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about WeLivv, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are issued or when applicable, one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WeLivv, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about WeLivv, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audits.

BARTON CPA

Houston, Texas
May 2, 2022

WELIVV, INC.
BALANCE SHEETS

| | December 31, | |
| | 2021 | 2020 |

ASSETS

Current assets				
Cash and cash equivalents	$	123,367	$	392,143
Accounts receivable, net		26,310		-
Prepaid expense and other current assets		7,942		-
Total current assets		157,619		392,143
Total assets	$	157,619	$	392,143

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities				
Accounts payable	$	62,996	$	3,230
Accrued liabilities		43,077		-
Deferred revenue		460,193		-
Customer deposit		-		59,973
Accrued interest		317,147		232,395
Due to related parties		136,477		189,375
Convertible notes, current		662,500		550,000
Paycheck protection plan loan, current		263,997		-
Total current liabilities		1,946,387		1,034,973
Non-current liabilities				
Future equity obligations		1,692,471		1,070,000
Paycheck protection plan loan, net of current maturities		228,332		263,997
Convertible notes, net of current maturities		225,000		125,000
Economic injury disaster loan		131,300		10,000
Total liabilities	$	4,223,490	$	2,503,970

See accompanying notes to financial statements.

2

WELIVV, INC.
BALANCE SHEETS

| | December 31, | |
	2021	2020
Commitments and contingencies		
Stockholders' deficit		
Series A preferred stock, par value $0.0001, 171,068 authorized, none issued and outstanding	$ -	$ -
Undesignated preferred stock, par value $0.0001, 4,828,932 authorized, none issued and outstanding	-	-
Class A common stock, par value $0.0001, 8,000,000 authorized, 5,262,918 issued and outstanding	527	503
Class B common stock, par value $0.0001, 1,270,410 authorized, none issued and outstanding	-	-
CF shadow series common stock, par value $0.0001, 285,271 authorized, none issued and outstanding	-	-
Undesignated common stock, par value $0.0001, 444,319 authorized, none issued and outstanding	-	-
Additional paid-in capital	5,006	-
Subscription receivable	(738)	(503)
Accumulated deficit	(4,070,666)	(2,111,827)
Total stockholders' deficit	(4,065,871)	(2,111,827)
Total liabilities and stockholders' deficit	$ 157,619	$ 392,143

See accompanying notes to financial statements.

2

WELIVV, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2021	**2020**
Revenues, net	$ 688,524	$ 223,252
Cost of revenues	617,929	271,032
Gross profit (loss)	70,595	(47,780)
Operating cost and expenses		
Advertising and marketing	446,345	79,736
General and administrative	814,636	643,426
Total operating expenses	1,260,981	723,162
Net income (loss) from operations	(1,190,386)	(770,942)
Other income (expense)		
Interest expense	(84,763)	(99,260)
Change in fair value of future equity obligations	(622,471)	-
Total other income (expense)	(707,234)	(99,260)
Net income before franchise tax expense	(1,897,620)	(870,202)
Income tax expense	(172)	(2,033)
Net loss	$ (1,897,792)	$ (872,235)
Weighted average common shares outstanding - basic and diluted	5,265,994	5,035,000
Net loss per common share - basic and diluted	$ (0.36)	$ (0.17)

See accompanying notes to financial statements.

3

WELIVV, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Series A Preferred Stock		Undesignated Preferred Stock		Class A Voting Common Stock		Class B Non-Voting Common Stock		CF Shadow Series Common Stock		Undesignated Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2019	-	$ -	-	$ -	5,027,918	$ 503	-	$ -	-	$ -	-	$ -	$ -	$ (503)	$ (1,213,795)	$ (1,213,795)
Adjustment to accumulated deficit	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(25,797)	(25,797)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(872,235)	(872,235)
Balance at December 31, 2020	-	$ -	-	$ -	5,027,918	$ 503	-	$ -	-	$ -	-	$ -	$ -	$ (503)	$ (2,111,827)	$ (2,111,827)
Issuance of class A voting common stock	-	-	-	-	235,000	24	-	-	-	-	-	-	211	(235)	-	-
Stock option compensation	-	-	-	-	-	-	-	-	-	-	-	-	4,795	-	-	4,795
Adjustments to accumulated deficit	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(61,047)	(61,047)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,897,792)	(1,897,792)
Balance at December 31, 2021	-	$ -	-	$ -	5,262,918	$ 527	-	$ -	-	$ -	-	$ -	$ 5,006	$ (738)	$ (4,070,666)	$ (4,065,871)

See accompanying notes to financial statements.

4

WELIVV, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2021	**2020**
Cash flows from operating activities		
Net loss	$ (1,897,792)	$ (872,235)
Adjustments to reconcile net income to net cash used in operating activities:		
Change in fair value of future equity obligations	622,471	-
Stock-based compensation	4,795	-
Adjustments to accumulated deficit	-	(25,798)
(Increase) decrease in assets:		
Accounts receivable	(26,310)	2,060
Prepaid and other assets	(7,942)	7,942
Increase (decrease) in liabilities:		
Accounts payable	59,766	2,400
Accrued liabilities	43,077	(1,854)
Accrued interest	85,032	99,258
Deferred revenue	460,193	-
Due to related parties	(132,898)	-
Customer deposits	-	(279)
Net cash used in operating activities	(789,608)	(788,506)
Cash flows from financing activities		
Issuance of convertible notes	212,500	37,500
Change in subscription receivable	-	869,038
Borrowings from related parties	80,000	-
Payment on related party borrowings	-	(33,836)
Proceeds from economic injury disaster loan	-	10,000
Proceeds from paycheck protection program loan	228,332	263,997
Distributions	-	-
Net cash provided by financing activities	520,832	1,146,699
Net increase (decrease) in cash and cash equivalents	(268,776)	358,193
Cash and cash equivalents, beginning of period	392,143	33,950
Cash and cash equivalents, end of period	$ 123,367	$ 392,143
Supplemental cash flow information		
Cash paid for interest expense	$ -	$ -
Cash paid for taxes	$ 172	$ 2,033
Non-cash investing and financing activities		
Subscription receivable for sale of common stock	$ 235	$ -

See accompanying notes to financial statements.

NOTE 1:   Nature of operations

Nature of the business

WeLivv, Inc. dba Moro (the "Company") was incorporated in the State of Delaware on April 15, 2016 ("Inception"). The Company operates an online home furnishings marketplace to connect designers, product creators and consumers. The Company's headquarters are in the State of New York. The company began operations in 2016.

Going concern and management's plans

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. Since Inception, the Company has relied on the issuance of equity, convertible notes, and loans from shareholders to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital.

These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations through related party advances and securities-based crowdfunding. There are no assurances that management will be able to raise capital on terms acceptable to the Company or be able to secure additional related party funding. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of planned development, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and uncertainties

The Company has not yet generated a profit from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2:   Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year end is December 31.

NOTE 2:   Summary of significant accounting policies (continued)

Use of estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, valuation of future equity obligations and stock-based compensation The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2021 and 2020, the Company's cash and cash equivalents were held at one accredited financial institution.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

NOTE 2:   Summary of significant accounting policies (continued)

Fair value of financial instruments (continued)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include Simple Agreements for Future Equity ("SAFEs"). SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs.

The SAFEs have been classified as a long-term liability. The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board's ("FASB") ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company records such changes through earnings, under the guidance prescribed by ASC 825-10. (See Notes 3 and 4.)

Revenue recognition

The Company recognizes revenue from the sale of products through its website in accordance with ASC 606, "Revenue Recognition" through the following five step procedure:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Net revenue from product sales includes shipping costs charged to the customer and is recorded net of taxes collected from customers, which are remitted to governmental authorities. The company record customer deposits on orders from customers prior to shipping products and records them as deferred revenue on the balance sheets.

Accounts receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, the allowance for doubtful accounts was $120,516 and $87,198, respectively.

NOTE 2:   Summary of significant accounting policies (continued)

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expense as of December 31, 2021 and 2020, is $0, respectively. All fixed assets are fully depreciated.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021 and 2020.

Advertising costs

Advertising costs are expensed as incurred. Advertising and marketing expenses were $446,345 and $79,736 for the years ended December 31, 2021 and 2020, respectively, which are included in advertising and marketing expenses in the statements of operations.

Future equity obligations

The Company has issued Simple Agreements for Future Equity ("SAFEs") in exchange for cash financing. These funds have been classified as long-term liabilities. (See Notes 3 and 4).

The Company has accounted for its SAFE investments as liability derivatives under the FASB's ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Leases

The Company leases office space under a lease agreement. The Company evaluates lease agreements entered into to determine its appropriate classification as an operating or capital lease for financial reporting purposes. Any lease that does not meet the criteria for a capital lease is accounted for as an operating lease. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. Assets under capital leases are amortized using the straight-line method over the lease term. Amortization of assets under capital leases is included in depreciation expense.

NOTE 2:   Summary of significant accounting policies (continued)

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's costs are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so in the future. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assess' its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

NOTE 2:   Summary of significant accounting policies (continued)

Net loss per share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share. As of December 31, 2021, potentially dilutive securities included the Company's outstanding stock options (see Note 6). As of December 31, 2021, there were an indeterminable number of shares that were potentially dilutive based on the Company's outstanding future equity obligations (see Note 4).

Concentrations

As of December 31, 2021 and 2020, the Company does not have any concentrations with customers or vend0rs that would materially affect operations if those customers or vendors were unavailable as management believes there are suitable alternatives available.

Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Recent accounting pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation. During 2021, in order to correct prior period accounts, adjustments were made that increased accumulated deficit by $61,047.

NOTE 3:   Fair value measurements

The Company's financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measurements As of December 31, 2021 Using:		
Liabilities	Level 1	Level 2	Level 3
Future equity obligations	$ -	$ -	$ 1,692,471

	Fair Value Measurements As of December 31, 2020 Using:		
Liabilities	Level 1	Level 2	Level 3
Future equity obligations	$ -	$ -	$ 1,070,000

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

NOTE 3:   Fair value measurements (continued)

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2021 and 2020:

	Future Equity Obligations
Balance, December 31, 2019	$ -
Issuance of future equity obligations	1,070,000
Balance, December 31, 2020	1,070,000
Change in fair value	622,471
Balance, December 31, 2021	$ 1,692,471

During the year ended December 31, 2020, the Company has determined that the face value of the future equity obligations approximate the fair value and no change in fair value to the future equity obligations was recorded. During the year ended December 31, 2021, the changes in the fair value resulted from an adjustment to these valuations and estimates made to the probability of the various outcomes.

NOTE 4:   Future equity obligations

In 2020, the Company initiated a Regulation Crowdfunding ("Regulation CF") offering of Crowdfunding Simple Agreement for Future Equity ("Crowd SAFE") securities. Each Crowd SAFE agreement, which provides the right of the investors to future equity in the Company, are subject to a valuation cap of $20,000,000.

If there is an equity financing of at least $1,000,000 in gross proceeds before the instrument expires or is terminated, the Company may either continue the term of the Crowd SAFE without conversion, or issue to the investor a number of units of the CF Shadow Series, as applicable, sold in the equity financing. The CF Shadow Series represent the same type of equity interests sold (preferred or common securities) in the equity financing, however members in the Shadow Series shall have no voting rights. The number of units of the CF Shadow Series equal the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the Safe Price, defined as the valuation cap divided by the number of dilutive units outstanding, or b) the Discount Price, which is the price per unit of the equity interests sold with a discount rate of 24%, whichever calculation results in a greater number of equity interests. If the Company continues the term of the Crowd SAFE after the initial equity financing, and another equity financing occurs before the termination of the instrument, the Company may further continue the term of the Crowd SAFE or may issue the investor a number of units of the CF Shadow Series equal to the purchase amount by the first equity financing price.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of units equal to the purchase amount divided by the Liquidity Price ($20,000,000 valuation cap dividend by the number of dilutive units outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors of the SAFE agreements in full, funds will be distributed pro-rata based on the purchase amounts.

NOTE 4:   Future equity obligations (continued)

In a dissolution event, SAFE Agreement holders will be paid out of remaining assets with equal priority to holders of common securities, subject to preferences of any series of preferred securities.

Financing costs, which include commissions to the Regulation CF portal and other costs of the offering, were recognized as a discount to the Crowd SAFEs and immediately accreted to face value.

As of December 31, 2021 and 2020, the fair value of SAFEs was $1,692,471 and $1,070,000, respectively.

NOTE 5:   Debt

Paycheck protection program loan

In April 2020, the Company entered into a Paycheck Protection Program ("PPP") loan for $263,997, with an interest rate of 1% and maturity date in April 2022. This loan is not secured. The balance of this loan was $263,997 as of December 31, 2021 and 2020, respectively.

In February 2021, the Company entered into a second PPP loan for $228,332, with an interest rate of 1% and maturity date in April 2026. This loan is not secured. The balance of this loan was $228,332 as of December 31, 2021.

Economic injury and disaster loan

In April 2020, the Company received an advance for $10,000, under the Economic Injury and Disaster Loan ("EIDL"), which is automatically forgivable if used for qualifying expenses.

In July 2020 and December 2020, the Company entered into EIDLs for $39,900 and $81,400, respectively, with an interest rate of 3.75% and a maturity date in July and December 2050, respectively. These loans are secured by all tangible and intangible personal property of the Company. The amount outstanding on all EIDLs was $131,300 as of December 31, 2021.

Convertible debt

As of December 31, 2021 and 2020, the Company has issued $887,500 and $675,000, respectively, of 12% unsecured convertible notes (the "Notes") due twenty-four months after initial issuance ("Maturity Date"). The Notes are unsecured. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

The Notes are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). For Notes totaling $312,500 the conversion price is the lesser of 76% of the price per share of stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $20,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified

NOTE 5:   Debt (continued)

Convertible debt (continued)

Financing of at least 1,000,000 assuming full conversion or exercise of outstanding stock options and Notes. For the remaining Notes totaling $325,000, the conversion price is 76% of the price per share of stock received by the Company in a Qualified Financing. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

Future maturities of debt

Future maturities of third-party debt are as follows:

	December 31, 2021
2022	$ 926,497
2023	225,000
2024	-
2025	-
2026	228,332
Thereafter	131,300
	$ 1,511,129

	December 31, 2020
2021	$ 550,000
2022	388,997
2023	-
2024	-
2025	-
Thereafter	10,000
	$ 948,997

NOTE 6:   Stockholders' deficit

As of December 31, 2021 and 2020, respectively, the Company was authorized to issue 11,000,000 shares of stock, which consisted of 10,000,000 shares of par value $0.0001 common stock and 1,000,000 shares of par value $0.0001 preferred stock.

On April 18, 2022, the Company amended and restated their certificate of incorporation with the effect being an increase in the number of authorized shares from 11,000,000 to 15,000,000, consisting of 10,000,000 shares of common stock and 5,000,000 shares of preferred stock. There was no change to the par value of the stock. The amended certificate of incorporation also created various designations of stock as described below. All share and per share amounts in the financial statements have been retroactively restated to reflect these changes.

NOTE 6:   Stockholders' deficit (continued)

Preferred stock

The Company designated its preferred stock as 171,068 shares of Series A Preferred Stock, with 4,828,932 shares of preferred stock undesignated. As of December 31, 2021 and 2020, no shares of preferred stock have been issued.

Common stock

The Company designated its common stock as 8,000,000 shares of Class A Voting Common Stock, 1,270,410 shares of Class B Non-Voting Common Stock, and 285,271 shares of CF Shadow Series stock, with 285,271 shares of common stock undesignated. As of December 31, 2021 and 2020, 5,262,918 shares of Class A Voting Common Stock have been issued and are outstanding. No shares of Class B Non-Voting or CF Shadow Series stock have been issued.

Voting

The holders of the Class A Voting common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of the Class B Non-Voting common stock do not have any voting rights, except as otherwise required by the Delaware General Corporation Law.

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

Regulation A offering

In November 2021, the Company initiated a Regulation A crowd-funding securities offering. The Company is offering a maximum of 1,127,819 shares of its Class B Non-Voting common stock at a price of $6.65 per share for aggregate maximum gross proceeds of $7,500,000 (the "Offering").

There is no minimum number of shares that must be sold to close the Offering. The minimum initial investment amount per subscriber is $266. The Offering will be conducted on a "best-efforts" basis pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings directly by the Company and on the Republic platform pursuant to an agreement entered into with Open Deal Broker LLC ("ODB"), an SEC registered broker-dealer that is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

In consideration for ODB's services, ODB will receive in cash (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $2,000,000, a 6% commission on the dollar value of the securities issued to investors in this Offering; (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $2,000,000 but not greater than $5,000,000, a 4% commission on the dollar value of the securities issued to investors in this Offering; and (iii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 2% commission on the dollar value of the securities issued to investors in this Offering.

NOTE 6: Stockholders' deficit (continued)

Regulation A offering (continued)

Excepted from the cash commission calculation are those securities sold to any investor which the company has pre-identified to ODB and invests $25,000 or more in the Offering ("Excepted Investors"). Additionally, ODB will receive in securities of the same type as we are issuing in this Offering, (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $5,000,000, a 2% securities commission; and (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 1% securities commission.

2017 equity incentive plan

On October 4, 2017, the Company adopted the Company's 2017 Stock Plan (the "2017 Plan"). The 2017 Plan is intended to promote the interests of the Company, by providing eligible persons in the Company's employ or service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive for them to continue in such employ or service. The Company reserved 555,556 shares of common stock issuable upon the grant of awards.

On the March 29, 2021, under the 2017 Plan, the Company issued options to an employee to acquire an aggregate of 3,076 shares of Class A voting common stock at an exercise price of $6.50. The exercise price for each option awards reflects the fair market value of the outstanding stock on the date of grant as determined by the board of directors. Shares purchased upon exercise of these options are subject to certain restrictions including a right of first refusal in the Company's favor. The options vest monthly through March 29, 2022 and have an expiration date of March 29, 2031.

A summary of information related to stock options for the years ended December 31, 2021, is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding, December 31, 2020	-	$ -	$ -
Granted	3,076	3.80	
Exercised	-	-	
Forfeited	-	-	
Outstanding, December 31, 2021	3,076	$ 3.80	$ 8,767

	Value
Weighted average grant date fair value of options granted during year	$ 2.05
Weighted average durations (years) to expiration of outstanding options at year end	9.24

NOTE 6:   Stockholder's deficit (continued)

2017 equity incentive plan (continued)

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted as of December 31, 2021:

Risk-free interest rate	0.89%
Expected term (in years)	5.27
Expected volatility	63%
Expected dividend yield	0%

The total grant-date fair value of the options granted during the year ended December 31, 2021, was $6,318. Stock-based compensation expense of $4,795 was recognized for the year ended December 31, 2021. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,523 as of December 31, 2021, which will be recognized over a weighted average period of 1 year from the grant date. The stock-based compensation was classified as general and administrative expense in the statements of operations.

NOTE 7:   Operating lease

The Company leases office space. Rent expense related to this lease for the years ended December 31, 2021 and 2020 was $77,000, and $22,000, respectively. As of December 31, 2021, the lease is month to month and there are no future minimum rental payments under non-cancelable leases.

NOTE 8:   Related party transactions

The Company has received advances from the founder and majority stockholder since inception. As of December 31, 2021 and 2020, the balance of the advances owed to the founder was $59,869 and $189,375, respectively. These advances have no interest rate or specified maturity date.

In 2021, the Company received an advance from a related party in the amount of $80,000, due in one year, bearing interest at 40%. As of December 31, 2021, the amount outstanding is $80,000 and is classified together with the amounts above due to the founder in due to related parties in the balance sheets. Accrued interest as of December 31, 2021, related to this advance was $11,748.

NOTE 9:   Subsequent events

See Note 6 for discussion of subsequent event related to the amended and restated their certificate of incorporation. The Company has evaluated all events that have occurred after the balance sheet date through May 2, 2022, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any other recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.